Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc to Acquire Portfolio of Nevada Gold Assets with Historic Gold Resources and Significant Exploration Potential

Vancouver, Canada – March 2, 2017 – Canarc Resource Corp. (“Company or Canarc”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has executed a binding letter of agreement (the “Agreement”) with American Innovative Minerals LLC. (“AIM”), a private company that owns 10 gold properties in Nevada, one gold project in Idaho, two royalty interests on other properties as well as data on 500 Nevada exploration properties and an additional 100 exploration properties in Montana and the western USA, whereby Canarc will acquire 100% of AIM for a total purchase price of USD$2 million.

A conference call to discuss this acquisition will be held on Thursday, March 2, 2017 at 10:00 AM PST (1.00 EST). To participate in the conference call, please dial the following:

Vancouver: +1-604-638-5345
Toronto/International: +1-416-915-3227
Canada/USA Bilingual TF: 1-800-319-7310
Callers should dial in 5 – 10 min prior to the scheduled start time and simply ask to join the Canarc call. Conference Call Passcode When prompted, please enter: 35755

The Agreement

Under the terms of the Agreement, Canarc will pay a total of US$2 million cash for 100% of AIM’s outstanding securities, or alternatively, at Canarc’s election, a 100% direct interest in AIM’s assets (the “Acquisition”).  Canarc paid AIM a deposit of US$200,000 on signing of the Agreement, which will be credited against the purchase price on closing of the Acquisition.  The closing of the Acquisition is estimated to be completed on or before March 31, 2017.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “The acquisition of this attractive portfolio of gold exploration properties in Nevada with historic gold resources and significant exploration potential at a low acquisition cost substantially enhances Canarc’s potential for new discoveries and resource expansions in the prolific and mining friendly jurisdiction of Nevada.”

Properties

Two of the properties, Fondaway Canyon and Dixie Comstock, contain historic gold resource estimates.

Fondaway Canyon is an advanced stage gold property located in the Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980’s and early 1990’s.

Historic exploration at the Fondaway Canyon property established an indicated resources of 409,000 ounces of gold at an average grade of 6.18 g/t gold and Inferred resources of 660,000 ounces of gold at an average grade of 6.4 g/t gold, using a cut-off grade of 3.43 g/t gold.

This resource is an historic estimate and a qualified person for Canarc has not done sufficient work to classify the historic estimate as a current mineral resource. As a result the historic estimate is not being treated as a current mineral resource. Details of the historic gold resource can be found in the December 20, 2016 news release issued by Aorere Resources a New Zealand Exchange listed company.

The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping en-echelon quartz- sulphide shears outcropping at surface and extending laterally over 1200m, with drill-proven depth extensions to > 400m.

Additional exploration targets include near-surface oxide gold along favorable structural and host rock targets and deeper extensions of the sulphide zones.

Dixie Comstock, also located in the Churchill County, Nevada, consists of 26 unpatented lode claims. It also has evidence of some historic mining but no records of production are available.

A historic 1991 geologic and mining study completed by Mine Development Associates of Reno, Nevada, in March 1991 estimated a historic mineable open pit deposit containing 102,000 ounces of gold from 980,000 tonnes grading 3.24 g/t Au at a cut-off grade of 0.34 g/t Au.

This resource is a historic estimate and a qualified person for Canarc has not done sufficient work to classify the historic estimate as a current mineral resource. As a result the historic estimate is not being treated as a current mineral resource.

Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca.

The property contains a small discovery of a sediment-hosted disseminated gold deposit from 40 drill holes. Intercepts included: Hole CLO4-5 = 26m at 0.38 g/t Au and 81m at 0.45g/t Au, Hole CLO4 -16 = 119m at 0.34 g/t Au, Hole CLO4-19 = 29m at 1.06 g/t Au and 11m at 1.13 g/t Au.

Identified exploration target include breccia pipes and quartz stockwork with untested gold anomalies and untested soil gold anomaly overlying intrusive host rock.

Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near Jerritt Canyon.

Historic mining at the Bull Run mine developed 1 to 2 m wide quartz veins with 17 g/t Au before it closed in 1901.

A large quartz silver-gold vein system has been identified over a mile in length, 12 m wide, with silver grades from surface samples up to 685 g/t and up to 5.1 g/t gold.

Future exploration work has the potential for new gold and silver bonanza-grade discoveries.

Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Klondex Mining claims surround the project on three sides.

The property contains mafic dikes and sills with gold up to 3.4 g/t. Three shallow holes at north end of the property intercepted up to 1 g/t Au.

Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

Veins that have historically produced over 400,000 ounces of gold strike directly onto the property and gold soil anomalies identified on the property need to be drill tested.

Lightning Tree property is located in Lemhi County, Idaho on 11 unpatented claims near the 300,000 oz gold Musgrove deposit.

The property has 3 quartz-adularia-gold veins that are 2 to 6 m wide and over 1200 m long hosted in Precambrian siltstone and rhyolite with historic surface samples up to 21 g/t Au.

Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit.

Historic samples have been collected from jasperoid veins with Silver values up to 480 g/t.

Previous exploration focused on low grade gold values but the property was never been explored for silver.

A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain.

The property contains two veins and a quartz breccia in altered shale adjacent to intrusive dikes. Gold values grading up to 8.6 g/t have been collected in historic surface sampling of quartz veins.

Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to a new Coleman Canyon gold discovery by Arnevut Resources. Gold anomalies extend onto Eimis property.

Silver Peak property is located in Esmeralda County, Nevada on 2 patented (40 acre) mining claims. The property is surrounded by Scorpio Gold claim block at the currently operating Mineral Ridge mine.

Historic surface sampling has yielded 1-5 g/t gold from 1.5 to 9 m wide east-dipping shear zone in metamorphic rocks, similar to Mineral Ridge.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person (as defined in NI 43-101) who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned completion of the Acquisition, potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.